UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Corporate Taxpayer’s ID (CNPJ/MF) No. 76.535.764/0001-43 Company Registry (NIRE) No. 33.3.0029520-8 Publicly-held Company

NOTICE TO THE MARKET

Filing of the approved Judicial Reorganization Plan with its exhibits and the minutes of the General Creditors Meeting

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), in addition to the Material Fact dated December 20, 2017, regarding the approval of the judicial reorganization plan (the “Plan”) of Oi and its subsidiaries Oi Móvel S.A. – In Judicial Reorganization, Telemar Norte Leste S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance BV – In Judicial Reorganization and Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization during the General Creditors Meeting installed on December 19, 2017 (the “GCM”), informs its shareholders and the market in general that the Plan and its exhibits, as well as the minutes of the GCM that approved the Plan were filed by the Judicial Administrator with the 7th Corporate Court of the District of the Capital of Rio de Janeiro, where the judicial reorganization is pending, on this date.

The entirety Plan and its exhibits and the minutes of the GCM are available to shareholders at the Company’s headquarters and for download on its website (www.oi.com.br/ri) and also on the website of Justice Tribunal of Rio de Janeiro (www.tjrj.jus.br). Copies of these materials are available on the CVM’s Empresas.NET System (www.cvm.gov.br), in addition to the website of B3 S.A. – Brasil, Bolsa, Balcão (www.bmfbovespa.com.br), and an English translation will also be sent, as soon as possible, to the US Securities and Exchange Commission pursuant to Form 6-K.

The Company will keep its shareholders and the market informed of the development of the matter addressed in this Notice to the Market.

Rio de Janeiro, December 22, 2017.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer, Investor Relations Officer and Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2017

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer